SEC 20010629 SSION

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley — 212-785-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

50 South 16th Street	Philadelphia	Pennsylvania	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets		
Cash and cash equivalents	$	271,068
Investments, at fair value (cost $8,778,743)		9,053,822
Prepaid expenses		1,113
Total assets	$	9,326,003
Liabilities and member's equity		
Accounts payable and accrued expenses	$	14,648
Due to related parties		714
Total liabilities		15,362
Commitments and contingencies (Note 5)		—
Member's equity		
Member's capital		5,436,150
Retained earnings		3,874,491
Total member's equity		9,310,641
Total liabilities and member's equity	$	9,326,003

See notes to financial statement.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may act as a mutual fund underwriter or sponsor on a best-efforts basis and is required to maintain minimum net capital of $5,000 pursuant to the Uniform Net Capital Rule 15c3-1 ("Net Capital") under the Exchange Act. Prior to March 27, 2019, the Company was required to maintain minimum Net Capital of $100,000 and was approved by FINRA to engage in the following business activities: trading securities for its own account through a proprietary account of introducing brokers agreement and act as a mutual fund underwriter or sponsor on a best-efforts basis.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions
The Company records investment transactions based on the trade date.

Securities Loaned
Securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral received. The Company receives cash collateral that typically exceeds the market value of securities loaned. The Company earns interest income on the cash collateral balance. The cash collateral may constitute the only source of satisfaction in the event that the counterparty cannot return the securities. As of December 31, 2019, there were no loaned securities.

Valuation of Securities
Securities are normally valued at the last reported sales price on the date of determination in the principal market or exchange where such securities are traded or, if not available, at the last reported bid price if held long and the last reported ask price if sold short in such market or exchange, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset

or liability are not an indication of the risk associated with investing in that asset or liability. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Income Taxes
No provision for Federal, state, and local income taxes has been made in the accompanying financial statements, as the individual member of the Company (the "Individual Member") is responsible for its proportionate share of the Company's taxable income. Interest, dividends, and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced. The Individual Member recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Individual Member measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Individual Member is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Individual Member recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2019, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events
Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 27, 2020, have been evaluated in the preparation of the financial statements.

2. INVESTMENTS

The following presents the Company's investments in the fair value hierarchy measured at fair value on a recurring basis as of December 31, 2019.

The following presents the Company's investments in securities in the fair value hierarchy measured at fair value on a recurring basis as of December 31, 2019.

The Company holds 672,646 shares of beneficial interest in Dividend and Income Fund ("DNI"), a publicly traded affiliate, as of December 31, 2019. DNI retains Bexil Advisers LLC, a subsidiary of Bexil Corp., as its investment manager and certain officers and directors of the Company also serve as officers and/or directors of DNI. The investment in DNI represents approximately 5% of the outstanding shares of DNI.

The following is a summary of the inputs used as of December 31, 2019, in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Securities of publicly traded affiliate	$ 9,053,822	$ -	$ -	$ 9,053,822

There were no transfers between levels during the year ended December 31, 2019.

3. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Bexil, Winmill & Co. Incorporated ("Winco"), Tuxis Corporation, Global Self Storage, Inc., and their affiliates (collectively with Bexil, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2019, the Company had a payable of $328 and $386 to Bexil and MMC, respectively, for expenses paid on its behalf.

The Company's carrying value in DNI was $9,053,822 at December 31, 2019.

On March 12, 2019, the Company made an in-kind distribution and transferred equity securities with a value of $1,316,088 to Bexil.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2019, the Company had net capital, as defined, of $1,667,805, which exceeded its net capital requirement of $5,000 by $1,662,805. The ratio of aggregate indebtedness to net capital was approximately 0.0092 to 1.

5. COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, there were no commitments or contingencies other than the Company's net capital and regulatory requirements disclosed in Note 5.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

taitweller.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Bexil Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Bexil Securities LLC's management. Our responsibility is to express an opinion on Bexil Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bexil Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Bexil Securities LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2020

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

SEC Mail Processing

FEB 28 2020

Washington, DC

taitweller.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEUDRES

Board of Directors
Bexil Securities LLC
New York City, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) and the SIPC, solely to assist you and SIPC in evaluating Bexil Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Bexil Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (no overpayment to apply).

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bexil Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bexil Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******70*******************ALL FOR AADC 100
68574 FINRA DEC
BEXIL SECURITIES LLC
11 HANOVER SQ
NEW YORK, NY 10005-2818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas O'Malley 212.785.0900x267

2. A. General Assessment (item 2e from page 2) $ 810

B. Less payment made with SIPC-6 filed (**exclude interest**) (407)

07/19/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 403

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 403

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bexil Securities LLC
(Name of Corporation, Partnership or other organization)

T O'Malley
(Authorized Signature)

Dated the 3 day of February, 20 20.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 2,983,604
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,443,256
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 179	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	179
Total deductions	2,443,435
2d. SIPC Net Operating Revenues	$ 540,169
2e. General Assessment @ .0015	$ 810
	(to page 1, line 2.A.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCECUDRES

Board of Directors
Bexil Securities LLC
New York City, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) and the SIPC, solely to assist you and SIPC in evaluating Bexil Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Bexil Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (no overpayment to apply).

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bexil Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bexil Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******70*******************ALL FOR AADC 100
68574 FINRA DEC
BEXIL SECURITIES LLC
11 HANOVER SQ
NEW YORK, NY 10005-2818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas O'Malley 212.785.0900x267

2. A. General Assessment (item 2e from page 2) $ 810
   B. Less payment made with SIPC-6 filed (**exclude interest**) (407)
      07/19/2019
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 403
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒ $ 403
      Total (must be same as F above)
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bexil Securities LLC
(Name of Corporation, Partnership or other organization)

T O'Malley
(Authorized Signature)

Dated the 3 day of February, 20 20.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 2,983,604
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,443,256
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 179	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	179
Total deductions	2,443,435
2d. SIPC Net Operating Revenues	$ 540,169
2e. General Assessment @ .0015	$ 810
	(to page 1, line 2.A.)